DREYFUS PREMIER WORLDWIDE GROWTH FUND, INC.


                                                                   EXHIBIT 2
                                                                Sub-Item 77M


During the fiscal semi-annual period ended October 31, 2001, the Registrant was the surviving entity of an exchange transaction with Dreyfus Global Growth Fund (the "Acquired Fund") as described below.

On April 10, 2001 and April 11, 2001, the Acquired Fund's Board and the Registrant's Board, respectively, each unanimously approved an Agreement and Plan of Reorganization providing for the transfer of all of the assets, subject to liabilities, of the Acquired Fund to the Registrant in exchange (the "Exchange") for Class A shares of the Registrant having an aggregate net asset value equal to the value of the Acquired Fund's net assets.

At a Special Meeting of Shareholders of the Acquired Fund held on August 16, 2001, shareholders of the Acquired Fund voted to approve the Agreement and Plan of Reorganization. The votes of the Registrant's shareholders were not solicited since their approval or consent was not necessary for the Exchange.

After the close of business on August 28, 2001, the Exchange was consummated and the Class A shares of the Registrant received by the Acquired Fund were distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund, with each shareholder receiving a pro rata distribution of shares of the Registrant's Class A shares (or fractions thereof) for shares of the Acquired Fund held prior to the Exchange. Following this liquidation, the Acquired Fund was dissolved.